U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Notice of Exempt Solicitation
submitted pursuant to Rule 14a-6(g)(1)

1.	Name of registrant: Oplink Communications, Inc.

2.	Name of person relying on exemption: Zhimin Liu

3.	Address of person relying on exemption: 4025 Ribbon Drive, San Jose, California 95130

4.	Written Materials: The following written materials are attached:

Exhibit 1:	Message posted by Zhimin Liu on the Yahoo! Message Board for Oplink Communications, Inc. on July 23, 2002.

Exhibit 2:	Website created by Zhimin Liu, first made publicly accessible on July 23, 2002.

Exhibit 1

the reasons to vote NO	07/23/02 04:27pm
by: zhiminliu	Msg: 5736 of 5736

I have made my own investigation on proposed merge of Oplink/Avanex. I have reached my conclusion that it is bad deal to Oplink shareholders. Several days ago, I said I will place my reasons on this message board. Instead of it, I have set my personal website, interested people are welcome to the website to find my reasons and related information.

My website is: www.newoplink.com

Exhibit 2

     Please see attached webpages.

Reasons for Vote Against the Avanex Merger

Dear Oplink Stockholder:

Welcome to my website. I am Zhimin Liu. I was CEO and Founder of Telelight Communication Inc,, which was acquired by Oplink in April 2000. From April 2000 to October 2001, I was the Senior Fellow of Oplink with advisory responsibility for all of Oplink’s research projects. I and my family own about 3,000,000 shares of Oplink.

I have studied the publicly-available information about Avanex and the proposed merger, and have concluded that I will VOTE AGAINST the merger. My list of key points gives the principal reasons for my decision to vote against the merger.

Below are links to other information sources relevant to my decision. I hope you will find them helpful.

If you also decide to VOTE AGAINST the merger, please send an e-mail to the CEO and directors of Oplink, indicating the number of shares you own (Joe Liu, Chairman of the Board, joeliu@bcdsemi.com, and Frederick Fromm, Chief Executive Officer, fredf@oplink.com). Please send me a copy at zhiminliu@yahoo.com. Thank you in advance.

1. Key Points Against the Merger

a. List of Key Points

2. Analyst Reports

a. For a full copy of the Gilder Technology Report on Avanex, including the significance of Dr. Simon Cao’s resignation, see http://www.gildertech.com or telephone Gilder Technology toll free: (888) 484-2727.

b. For a full copy of the CIBC World Markets report on Avanex, including the significance of Dr. Simon Cao’s resignation, telephone CIBC World Markets: (212) 667-7000

Dr. Simon Cao

a. Resignation Press Release

b. Biography (from Lightbit Corporation website)	4. Hon Hai Complaint Against Avanex

5. Avanex Corporate Information

a. Proxy statement for Oplink merger (latest available draft).

b. Avanex annual report on Form 10-K for fiscal year ended June 30, 2001, as filed with the SEC on September 17, 2001.

c. Avanex amendment to annual report on Form 10-K for fiscal year ended June 30, 2001, as filed with the SEC on May 29, 2002.

d. Avanex quarterly report on Form 10-Q for quarter ended March 31, 2002, as filed with the SEC on May 13, 2002.

e. Avanex amendment to quarterly report on Form 10-Q for quarter ended March 31, 2002, as filed with the SEC on May 29, 2002.

Avanex/Oplink

List of Key Points

     On March 18, 2002, the Oplink board of directors signed a merger agreement with Avanex, subject to later stockholder approval. However, since then:

•	On May 20, 2002, Dr. Simon Cao, resigned as an officer, director and employee of Avanex, effective June 30, 2002. Dr. Cao was the key technical founder of Avanex, and is the inventor or co-inventor of many of Avanex’s key patented technology. Prior to co-founding Avanex, Dr. Cao had worked in the optical networking field at Oplink and at E-Tek Dynamics, Inc. According to Avanex’s press release, Dr. Cao resigned to pursue personal interests.

Dr. Cao’s departure raises significant concerns in my mind about Avanex’s ability to maintain its technical leadership in the fast-changing, competitive optical network device industry. George Gilder’s Technology Report of May 23, 2002 viewed Dr. Cao’s resignation as a “potentially life-threatening blow” to Avanex.* CIBC World Markets’ June 30, 2002 report found Dr. Cao’s departure “troublesome.”*

I believe that Dr. Cao’s departure is a loss of critical talent.

•	On May 31, 2002, Hon Hai Precision Industry Co., Inc., a leading Asian electronics manufacturer, sued Avanex for more than $40 million. In its complaint, Hon Hai makes detailed allegations of an oral agreement by Avanex to pay $30 million to Hon Hai or its affiliate in order to secure a release of the exclusive manufacturing commitment Avanex had previously made to Concord Micro-Optics, Inc. (“CMI”). According to the complaint, the plaintiffs invested $40 million to acquire CMI’s facility and CMI’s release of Avanex’ s exclusive manufacturing commitment. The complaint recites detailed negotiations between the plaintiffs and Avanex over a 15-month period concerning how Avanex would make the $30 million payment.

I believe that, absent a clear and convincing explanation from Avanex, the Hon Hai lawsuit is a significant risk that may seriously harm Avanex.

When the Oplink board of directors approved the merger with Avanex, Avanex was a company supported by Dr. Cao’s active involvement and not burdened with the risk of a major lawsuit. In my opinion, merging with the remaining Avanex, without Dr. Cao’s active involvement and subject to this significant risk, is not in the best interest of Oplink stockholders.

*	Authorization to summarize or quote these reports has not been requested from nor granted by the author.

For example, although Oplink stockholders would own only 50% of the combined company, Oplink is expected to contribute 77% the combined company’s expected gross profit in calendar year 2002, and to contribute 63% of the combined company’s estimated tangible book value for calendar year 2002. (See page 64 of the proxy statement.) Oplink would contribute 60% of the cash, cash equivalents and short-term investments of the combined company and 62% of its working capital (before pro forma adjustments), based on March 31, 2002 balance sheet information. (See the unaudited pro forma condensed combined balance sheets at March 31, 2002 on page 108 of the proxy statement.) Furthermore, Avanex’s operating expenses are noticeably higher than Oplink’s despite comparable revenue. For example, in the quarter ending March 31, 2002, Avanex had revenues of $10,185,000 and Oplink had revenues of $9,598,000. However, Avanex’s operating expenses were 166% of revenue ignoring a restructuring charge (334% including the restructuring charge), while Oplink’s operating expenses were 107% of revenue. (See the Avanex and Oplink Quarterly Reports on Form 10-Q for the quarter ended March 31, 2002).

I therefore believe that the financial aspects of the merger are not sufficient to overcome the loss of Dr. Cao and the risk of the Hon Hai lawsuit.

The directors of Oplink have recommended that Oplink stockholders proceed with approving the merger, although the proxy statement does not indicate that they specifically considered Dr. Cao’s resignation or the Hon Hai lawsuit. (See pages 67-68 of the proxy statement.) However, I believe it is important for stockholders to make up their own minds independently, because the merger agreement restricts what Oplink’s directors can say to Oplink’s own stockholders about the merger.

The Merger Agreement requires the Board to keep recommending the Avanex merger unless a third party makes a higher offer for Oplink, and prohibits the Board from changing its recommendation due to adverse developments at Avanex. (See Section 5.2(b) on page A-39 of the proxy statement.) If the board were to change its recommendation due to adverse developments at Avanex, Avanex would have an immediate right to terminate the merger and to require Oplink to pay $12 million within 2 days, and, in addition, sue Oplink for additional damages. (See Sections 7.1(f), 7.1 (definition of “Triggering Event”) and 7.3(b) on pages A-50 to A-53 of the proxy statement.) It is unfortunate that the Board accepted these restrictions on its own communications with Oplink’s stockholders, because they put the burden of deciding how to vote in light of Dr. Cao’s departure and the Hon Hai lawsuit directly on the stockholders.

That is what I have sought to do. I hope other stockholders will do the same, using their independent judgment.

Please let the Oplink board know how you feel about the merger. Please send me a copy of your letter. My e-mail address is zhiminliu@yahoo.com. The addresses of the Oplink Chairman and Oplink CEO are as follows:

2

Joe Liu, Chairman of the Board joeliu @bcdsemi.com c/o Oplink Communications 3469 North First Street San Jose, CA 95134 fax: (408) 433-0606	Frederick Fromm, Chief Executive Officer fredf@oplink.com c/o Oplink Communications 3469 North First Street San Jose, CA 95134 fax: (408) 433-0606

3

Press Release

SOURCE: Avanex Corporation

Avanex Names Dr. Giovanni Barbarossa
Chief Technology Officer And Senior Vice
President of Product Development

FREMONT, Calif., May 20 /PRNewswire-FirstCall/ —

Avanex Corporation (Nasdaq: AVNX - News), the global provider of photonic processors that enable next-generation performance for optical communications networks, announced today that Dr. Giovanni Barbarossa has been promoted to Chief Technology Officer and Senior Vice President of Product Development, effective immediately.

As Chief Technology Officer, the company’s most senior technical position, Dr. Barbarossa assumes overall responsibility for the technology direction of Avanex immediately, and will lead the technology direction of the company upon the close of its merger with Oplink Communications, Inc. Avanex and Oplink announced a definitive agreement to merge on March 19. The new company will retain the Avanex name and continue to be headquartered in Fremont. The merger is expected to close by June 30, 2002.

In making today’s announcement, Avanex President and CEO Paul Engle noted that Dr. Barbarossa has an impressive record of technical achievement coupled to broad experience with some of the foremost companies in the optical communications industry, including Lucent and Agilent Technologies. “We are very pleased to have Giovanni lead Avanex on its expanding technical path. He has the experience, the practical knowledge and the vision to ensure our technical leadership across the board — from innovation in our pioneering photonic processing technologies, to the rapid development of viable passive components with immediate application, to multi-functional intelligent modules and subsystems for optical network applications,” Engle said.

Dr. Barbarossa succeeds Dr. Simon Cao, who has announced his resignation from Avanex. Dr. Cao will pursue personal interests. He is one of the founders of Avanex and the developer of its early-generation products.

“Simon Cao played a leading role in the development of dense wavelength division multiplexing technology and was key to the early development of Avanex,” Engle said. “We clearly understand his desire to devote his time and energies to other interests, and we appreciate his foresight in developing the talents of successors who will take the company beyond the original vision of its founders as the company continues to advance its technology to address the requirements of increasingly challenging next-generation optical networks. We appreciate the enormous contributions he has made to Avanex and to the optical industry, and wish him well in his future endeavors.”

Dr. Barbarossa began his career at Avanex in February 2000 as Director of Research and Development. He subsequently was promoted to VP, Product Development and was assigned responsibility for all product development, including optical platform design, process engineering, packaging, automation, electronics and software development.

Throughout his career, Dr. Barbarossa has been instrumental in a number of key product development initiatives. He had management responsibilities for the development of advanced optical switching platforms during his tenure with the Optical Networking Division of Agilent Technologies. In addition, he led the Lucent Technologies Arrayed Waveguide Grating design team in the Optical Application Specific Integrated Circuits department, with overall responsibility for Planar Lightwave Circuit design and wafer technology as well as packaging and test development. Prior to that, he was a member of the Technical Staff of Bell Laboratories. Before joining Bell Laboratories, he served on the faculty of Polytechnic of Bari, Italy, and was an assistant researcher in the Oxide Glasses for Future Networks Group at British Telecom Research Laboratories.

Dr. Barbarossa received his Ph.D. in electrical engineering from the University of Glasgow, Scotland, and a bachelor of science in electrical engineering, cum laude, from the University of Bari, Italy.

About Avanex

Avanex designs, manufactures and markets photonic processors for the communications industry. Avanex’s photonic processors offer communications service providers and optical systems manufacturers greater levels of performance and miniaturization, reduced complexity and increased cost- effectiveness as compared to current alternatives.

Avanex was incorporated in 1997 and is headquartered in Fremont, Calif. In addition to a development and manufacturing facility in Fremont, the company also maintains The Photonics Center(TM) in Richardson, Texas, and a development facility in Hudson, Mass.

To learn more about Avanex, visit its web site at: www.avanex.com.

Additional information about the merger and where to find it.

Avanex has filed a registration statement on Form S-4 in connection with the proposed merger with

Oplink, and Avanex and Oplink intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Avanex and Oplink are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Avanex, Oplink and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained (when it is available) from Avanex and Oplink. In addition to the registration statement on Form S-4 that has been filed by Avanex in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of Avanex and Oplink in connection with the transaction, each of Avanex and Oplink file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Avanex and Oplink with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Avanex and Oplink.

Avanex, Oplink and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Avanex and Oplink in favor of the Merger. A description of the interests of Avanex’s executive officers and directors in Avanex is set forth in the proxy statement for Avanex’s 2001 Annual Meeting of Stockholders, which was filed with the SEC on September 17, 2001. A description of the interests of Oplink’s executive officers and directors in Oplink is set forth in the proxy statement for Oplink’s 2001 Annual Meeting of Stockholders, which was filed with the SEC on October 5, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Avanex’s and Oplink’s executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

•	Contact Information:

•	Media Investor Relations

•	Tony Florence Mark Weinswig

•	Phone: 510-897-4162 Phone: 510-897-4344

•	Fax: 510-897-0189 Fax: 510-897-4345

•	e-mail: tony_florence@avanex.com e-mail: mark_weinswig@avanex.com

SOURCE: Avanex Corporation

Home: Company Overview: Board of Directors: Simon Cao Simon Cao

Larry Marshall Bill Lanfri Todd Brooks Simon Cao Fahri Diner	Dr. Simon Cao Chief Technology Officer, Avanex

Dr. Cao’s experience includes a lengthy list of firsts in research and development and product development in the optical field. He has been granted six U.S. patents, and 34 patents are pending.

Dr. Cao previously was with E-TEK Dynamics, Inc. and Oplink Communication, Inc. At E-TEK he was responsible for product management of all passive component products. These products include a world-first filter-based dense WDM product line used in the world’s first DWDM network deployment in 1993, and a world-first high reliability integrated component for submarine fiber amplifier and networking applications. At Oplink, he established the WDM product line and introduced the world’s first wavelength locker product for the industry.

He held positions as Director of Technical Marketing and Chairman of Technology Review Board, Senior Engineer Manager and Senior R&D Engineer with E-TEK from 1991-1996. He also held positions as Vice President of Marketing and Sales with Oplink Communications from 1996 to 1997.

Dr. Cao’s research and development experience includes these firsts in optical science:

•	First demonstration of all optical logic operation with near unit photon number in non-linear CS gas cell.

•	First experimental demonstration of signal image correction property in optical fiber with four-wave mixing phase conjugation.

•	First demonstration of the most efficient blue light generation by laser diode second harmonic generation in quasi phase matching LiNbO3 waveguide.

•	First comprehensive study of Annealed Proton Exchange LiNbO3 waveguide.

•	First demonstration of 60 Gb/s LiNbO3 electro-optic modulator.

•	First demonstration of linear LiNbO3 modulator for CATV application.

•	First demonstration of 128-channel RGB electro-optic modulator for HDTV laser display.

His product development experience is similarly impressive:

•	World-first commercial polarization insensitive fiber isolator.

•	World-first integrated isolator/WDM/tap coupler/PD product for compact EDFA amplifier applications.

•	World-first dense WDM filter products, starting from two-channel WDM in 1992 to 320 channel HDWDM in 1998.

•	World-first 64x64 fiber optic switch matrix.

•	World-first compact and low loss circulator.

•	World-first precision wavelength locker.

•	World-first 128x128 compact fiber tree and star coupler.

•	World-first tunable chromatic dispersion compensator.

•	Tunable FP fiber optic filter.

•	World-first optical IP/ATM based Petabit/sec optical wavelength router.

•	World-first programmable 160 wavelength channel optical ADM and OXC.

Dr. Cao holds a Bachelor of Science in Physics from Zhongshan University in China, a Masters in Physics from the University of Southern California, Los Angeles, a Masters of Education in Electrical Engineering from USC, a Ph.D. in Physics from USC and a Ph.D. in Electrical Engineering from USC.

© 1999-2002 Lightbit Corporation. All rights reserved

FILED ALAMEDA COUNTY MAY 31, 2002 CLERK OF THE SUPERIOR COURT

By	[illegible]

Deputy

STANLEY YOUNG (Bar No. 121180)
JOREN S. BASS (Bar No. 208143)
HELLER EHRMAN WHITE & McAULIFFE LLP
275 Middlefield Road
Menlo Park, CA 94025-3506
Telephone: (650) 324-7000
Facsimile: (650) 324-0638

Attorneys for Plaintiffs
High Hopes Enterprises Limited
and Hon Hai Precision Industry Co., Ltd.

SUPERIOR COURT OF CALIFORNIA

COUNTY OF ALAMEDA

HIGH HOPES ENTERPRISES LIMITED; and HON HAI PRECISION INDUSTRY CO., LTD.,	ORIGINAL
Case No.: 02-052993
UNLIMITED JURISDICTION

COMPLAINT FOR BREACH OF ORAL CONTRACT, BREACH OF THE COVENANT OF GOOD FAITH AND FAIR DEALING, BREACH OF IMPLIED CONTRACT, PROMISSORY ESTOPPEL, DECEIT BY FRAUD AND DECEIT BY NEGLIGENT MISREPRESENTATION

Plaintiffs,
v.
AVANEX CORPORATION; and DOES 1 through 10, inclusive,
Defendants.

     Plaintiffs Hon Hai Precision Industry Co., Ltd. (“Hon Hai”) and High Hopes Enterprises Limited (“High Hopes”), for their Complaint, allege as follows:

PARTIES

     1. Plaintiff Hon Hai is a Taiwan public company at all times mentioned herein qualified to do business in California.

     2. Plaintiff High Hopes is a British Virgins Islands company that has not transacted business in California at any time mentioned herein.

     3. On information and belief, defendant Avanex Corporation (“Avanex”) is a Delaware corporation based in Fremont, California.

     4. The true names and capacities of Defendants Does One through Ten are unknown to Plaintiffs. Plaintiffs will seek leave of the Court to amend this Complaint to add such names and capacities as soon as they are ascertained. Plaintiffs are informed and believe that Does One through Ten are, along with Avanex, responsible for the acts complained of herein.

JURISDICTION AND VENUE

     5. This Court’s jurisdiction is based on California Code of Civil Procedure section 395(a). Venue is proper under the same statute.

GENERAL ALLEGATIONS

     6. Hon Hai is a global leader in the manufacture and supply of personal computer, telecommunications, data communications and consumer electronics components and products. It is the largest manufacturer of connectors for use in personal computers in Taiwan, and it is a leading manufacturer of connectors and cable assemblies. It also manufactures enclosures for personal computers and servers. It has manufacturing facilities in Kunshan and Shenzhen, China. Hon Hai’s manufacturing facilities in China allow it to produce high quality products at relatively low cost. Terry Gou is the Chairman and controlling shareholder of Hon Hai.

     7. High Hopes is a company owned by Ms. Shih F.H. and Mr. Huang F.A. These individuals are the directors of High Hopes. Ms. Shih is Mr. Gou’s sister-in-law. At the various times described below, Mr. Gou and other Hon Hai employees were acting on behalf of and for the benefit of High Hopes.

     8. On information and belief, Avanex sells photonic processing products for use in optical communications systems such as fiber optic networks.

     9. On information and belief, Concord Micro-Optics, Inc. (“CMI”) is a company based in Irvine, California. CMI controlled a joint venture subsidiary called Tianjin Concord Micro-Optics, Inc., a corporation organized under the laws of China (“TJCMI”). TJCMI owned a manufacturing facility in Tianjin, China. On or about May 24, 1999, Avanex and CMI entered into a License and Supply Agreement, pursuant to which Avanex

COMPLAINT FOR BREACH OF ORAL CONTRACT, BREACH OF THE COVENANT OF GOOD FAITH AND FAIR DEALING, BREACH OF IMPLIED CONTRACT, PROMISSORY ESTOPPEL, DECEIT BY FRAUD AND DECEIT BY NEGLIGENT MISREPRESENTATION

agreed that CMI, through TJCMI, would be the sole manufacturer in China for certain Avanex products.

     10. In or about the second week of March 2000, Mr. Gou met Jessy Chao, who was and is the Chief Financial Officer of Avanex, at a fiber optics trade show in Baltimore, Maryland. After the Baltimore trade show, Mr. Chao visited a Hon Hai facility in Santa Clara, California, to establish a business relationship.

     11. After Mr. Chao’s visit to Hon Hai, Mr. Gou and Mr. Chao met at Avanex’s office in Fremont, California, to discuss the possibility of Avanex using Hon Hai’s manufacturing facilities in China to provide manufacturing services to Avanex. At this meeting, Mr. Chao told Mr. Gou that Avanex believed that its business would increase and that Avanex would need more manufacturing capacity. Mr. Chao indicated to Mr. Gou Avanex’s interest in using Hon Hai as a manufacturing supplier and that Avanex therefore wished to explore building a relationship between Avanex and Hon Hai.

     12. Mr. Chao also told Mr. Gou that Avanex’s May 1999 agreement with CMI and the exclusive manufacturing rights in that agreement prevented Avanex from contracting with Hon Hai to manufacture for Avanex in China. Mr. Chao told Mr. Gou that Avanex desired to obtain a release from CMI from the exclusive license and manufacturing agreement, but that CMI was asking for U.S. $60 million for such a release.

     13. Mr. Gou invited Mr. Chao to visit Hon Hai’s facility in Shenzhen, China to discuss how the companies could work together. In that conversation, Mr. Gou told Mr. Chao that Simon Cao, Avanex’s Senior Vice President of Product Development and an Avanex Director, and Walter Alessandrini, who was then the President and Chief Executive Officer of Avanex, should go with Mr. Chao to China in order to expedite discussions. Mr. Chao told Mr. Gou that he, Mr. Cao and Paul Jiang, Avanex’s Vice President, Manufacturing, could make decisions on behalf of Avanex, and that it was therefore unnecessary for Mr. Alessandrini to go to China.

     14. In late March 2000, Mr. Chao visited Hon Hai’s manufacturing facility in Shenzhen, China. At a meeting at the Shenzhen facility, Mr. Chao and Mr. Gou discussed

COMPLAINT FOR BREACH OF ORAL CONTRACT, BREACH OF THE COVENANT OF GOOD FAITH AND FAIR DEALING, BREACH OF IMPLIED CONTRACT, PROMISSORY ESTOPPEL, DECEIT BY FRAUD AND DECEIT BY NEGLIGENT MISREPRESENTATION

the possibility that Hon Hai or an affiliate of Hon Hai could help Avanex obtain a release from its exclusivity obligations to CMI, with the condition that Avanex share in the cost of obtaining such a release. Mr. Chao subsequently introduced Mr. Gou to Jeanette Zhou, the President and CEO of CMI, for the purpose of facilitating Mr. Gou’s assistance in obtaining a release of Avanex from its CMI exclusivity obligation. Mr. Chao arranged for Mr. Gou to visit the TJCMI facility in Tianjin, China in late March 2000. Mr. Chao wanted Hon Hai to purchase the TJCMI facility for $60 million, but Mr. Gou thought that that price was too high.

     15. In early April 2000, Mr. Gou, along with Y.P. Jou (Hon Hai’s general counsel), negotiated with Ms. Zhou of CMI for High Hopes’ purchase of all the shares of CMI’s Chinese subsidiary TJCMI. Hon Hai and High Hopes discussed an agreement with CMI under which High Hopes would purchase full ownership of TJCMI for U.S. $44 million (which was later adjusted to $41.5 million). At the time of this discussion, the TJCMI facility in Tianjin, China was worth substantially less than that sum, and the great majority of the purchase price was attributable to the value of the exclusivity right held by CMI. Mr. Chao actively participated in the discussions relating to the agreement by which High Hopes would purchase TJCMI.

     16. Also in early April 2000, and while the discussions with CMI were going on, Hon Hai personnel including Mr. Gou negotiated with Mr. Chao, Mr. Cao and Mr. Jiang, over how much of the TJCMI purchase price Avanex would bear. This negotiation included a discussion on or about April 6, 2000 among Mr. Gou, Mr. Jou and Chiu Lian Huang of Hon Hai, and Mr. Chao and Mr. Cao of Avanex. Mr. Gou and Hon Hai kept Avanex informed of the status of the discussions that were going on with Ms. Zhou of CMI over the purchase of TJCMI, and Avanex agreed with Hon Hai’s and High Hopes’ pursuit of TJCMI’s purchase.

     17. On or about April 11, 2000, Ms. Zhou of CMI came to Shenzhen to discuss the sale of TJCMI with Mr. Gou. As a result, Mr. Gou and Mr. Jou of Hon Hai had a telephone conference with Mr. Chao and Mr. Cao of Avanex, who participated from

COMPLAINT FOR BREACH OF ORAL CONTRACT, BREACH OF THE COVENANT OF GOOD FAITH AND FAIR DEALING, BREACH OF IMPLIED CONTRACT, PROMISSORY ESTOPPEL, DECEIT BY FRAUD AND DECEIT BY NEGLIGENT MISREPRESENTATION

Avanex’s offices in Fremont, California. Mr. Chao and Mr. Cao orally agreed that Avanex would pay U.S. $30 million to High Hopes as Avanex’s contribution to the purchase of TJCMI. The oral agreement between Hon Hai and High Hopes and Avanex was that the purpose of Avanex’s payment of U.S. $30 million was to obtain, once High Hopes had purchased TJCMI, a release from Avanex’s exclusivity commitment to CMI and TJCMI, which could be accomplished as a result of High Hopes’ acquisition of TJCMI. With this oral agreement, Mr. Gou told Mr. Chao and Mr. Cao that High Hopes would proceed with the purchase of TJCMI. Mr. Chao and Mr. Cao said that they and Mr. Jiang, as the three founders and as officers of Avanex, had the authority to make the commitment. They further said that High Hopes should make the purchase immediately because Avanex needed to increase its source of supply in order to obtain more revenue, so as to avoid a fall in the price of Avanex’s stock.

     18. After the parties entered into their oral agreement that Avanex would pay U.S. $30 million to High Hopes, but on the same day as that oral agreement was made (i.e., on or about April 11, 2000), High Hopes and CMI signed an agreement to purchase TJCMI. On or about April 12, 2000, High Hopes made a partial payment to CMI in the amount of U.S. $22 million under that purchase agreement. High Hopes entered into the April 11, 2000 purchase agreement with CMI and paid CMI the U.S. $22 million in reliance on the oral agreement earlier that day that Avanex would pay U.S. $30 million for Avanex’s release from the exclusivity provision.

     19. On or shortly after April 11, 2000, Mr. Gou told Mr. Chao and Mr. Cao of Avanex that High Hopes had entered into the purchase agreement with CMI and had paid CMI U.S. $22 million for the purchase of TJCMI, in reliance on Avanex’s April 11, 2000 oral agreement.

     20. On or about April 24, 2000, Paul Jiang, Avanex’s Vice President,. Manufacturing, signed an “Undertaking[],” whereby Avanex agreed that, starting May 1, 2000, the supplier with whom Avanex would interact would switch from CMI to TJCMI, and that all purchase orders under the 1999 CMI/Avanex agreement would be placed with

COMPLAINT FOR BREACH OF ORAL CONTRACT, BREACH OF THE COVENANT OF GOOD FAITH AND FAIR DEALING, BREACH OF IMPLIED CONTRACT, PROMISSORY ESTOPPEL, DECEIT BY FRAUD AND DECEIT BY NEGLIGENT MISREPRESENTATION

TJCMI. This “Undertaking[]” was executed by Avanex in contemplation of the performance of the April 11, 2000 oral agreement, after which TJCMI would be owned by High Hopes.

     21. In late April and May 2000 and thereafter, there was further discussion and correspondence about the precise mechanism by which Avanex would pay the U.S. $30 million that had been agreed to in their April 11, 2000 discussion. During a telephone conference on or about April 25, 2000, Mr. Chao confirmed to Mr. Gou that Avanex would pay the U.S. $30 million, and proposed a mechanism for doing so. During another telephone conference on or about May 3, 2000, Mr. Cao and Mr. Chao of Avanex confirmed to Mr. Gou and others at Hon Hai that Avanex would pay the $30 million. During these discussions, Hon Hai and High Hopes made it clear that High Hopes would complete the purchase of TJCMI in reliance on Avanex’s promise to pay the U.S. $30 million, and Avanex never denied that it had an obligation to pay the U.S. $30 million pursuant to the oral agreement.

     22. At another meeting on or about May 16, 2000 at Avanex’s Fremont, California office, Brian Kinard and Brett Casebolt of Avanex told Lian Hsu, Hong Hai’s attorney, that it was reasonable for Avanex to pay the U.S. $30 million in order to relieve Avanex of its exclusivity commitment to CMI. At a further meeting on or about May 18, 2000, Mr. Chao told Mr. Gou and Ms. Hsu that Avanex would pay the U.S. $30 million, possibly in the context of a new joint venture to be established by Hon Hai and Avanex. During these discussions, Avanex never denied that it had an obligation to pay the U.S. $30 million pursuant to the oral agreement. Instead, it was examining, along with Hon Hai and High Hopes, several potential mechanisms by which Avanex would pay the U.S. $30 million.

     23. In May 2000, Ms. Hsu sent Avanex some written proposals regarding the mechanism for paying the U.S. $30 million. On or about May 23, 2000, Mr. Kinard of Avanex informed Ms. Hsu by e-mail that he had been occupied with another transaction and had not had time to respond to Ms. Hsu’s suggested documentation regarding the

COMPLAINT FOR BREACH OF ORAL CONTRACT, BREACH OF THE COVENANT OF GOOD FAITH AND FAIR DEALING, BREACH OF IMPLIED CONTRACT, PROMISSORY ESTOPPEL, DECEIT BY FRAUD AND DECEIT BY NEGLIGENT MISREPRESENTATION

mechanism for paying the U.S. $30 million. Mr. Kinard’s e-mail did not deny the existence of an obligation to pay the U.S. $30 million. On or about June 1, 2000, Mr. Kinard requested that Ms. Hsu retransmit her e-mail, and Ms. Hsu did so. In making this request to Ms. Hsu on or about June 1, 2000, Mr. Kinard did not deny that Avanex had an obligation to pay the U.S. $30 million.

     24. On or about June 3, 2000, Mr. Gou and several others from Hon Hai and High Hopes had further discussions with Mr. Cao of Avanex about the mechanism for paying the U.S. $30 million, including through a possible joint venture. During that discussion, Mr. Cao confirmed Avanex’s commitment to pay the U.S. $30 million pursuant to the April 11, 2000 oral agreement.

     25. On or about June 5, 2000, in reliance on the April 11, 2000 oral agreement and on the representations and statements made by Avanex since that time, High Hopes signed a Stock Purchase Agreement with CMI finalizing the acquisition of the shares of TJCMI. Concurrently with the Stock Purchase Agreement, Ms. Zhou of CMI signed an Undertaking acknowledging that CMI would not enforce its rights under the 1999 agreement against Avanex. On or about that date, High Hopes also paid the balance of the purchase price to CMI (minus a tax withholding adjustment), in the amount of $15,100,000.

     26. Avanex knew of the purchase of TJCMI by High Hopes. Subsequent to that purchase, Avanex continued to purchase products from TJCMI and continued to deal with TJCMI as it had prior to the purchase.

     27. At a meeting on or about June 19, 2000 among Mr. Gou and Mr. Jou of Hon Hai and Mr. Chao and Mr. Cao of Avanex, the completion of the TJCMI purchase was discussed. At this time, neither Mr. Chao nor Mr. Cao denied that Avanex had an obligation, pursuant to the April 11, 2000 oral agreement, to pay the U.S. $30 million.

     28. Avanex intentionally or carelessly allowed Hon Hai and High Hopes to believe that Avanex Chief Financial Officer Mr. Chao and Senior V.P. and Director Mr. Cao possessed the authority to make binding contracts on behalf of Avanex, including the authority to enter into an agreement on Avanex’s behalf to pay the U.S. $30 million.

COMPLAINT FOR BREACH OF ORAL CONTRACT, BREACH OF THE COVENANT OF GOOD FAITH AND FAIR DEALING, BREACH OF IMPLIED CONTRACT, PROMISSORY ESTOPPEL, DECEIT BY FRAUD AND DECEIT BY NEGLIGENT MISREPRESENTATION

     29. Mr. Gou, Hon Hai and High Hopes had reasonable beliefs that Mr. Chao, Mr. Cao and Mr. Jiang had authority to make binding contracts on behalf of Avanex. Mr. Chao, Mr. Cao and Mr. Jiang were the founders of Avanex. By virtue of their positions with Avanex and as a result of the interactions between the two sides, a reasonable person would have believed that Avanex’s founders — who also served as Senior V.P. Product Development (Mr. Cao), Chief Financial Officer (Mr. Chao), and Vice President, Manufacturing, (Mr. Jiang) — had the authority to act on behalf of Avanex.

     30. Hon Hai and High Hopes, acting in good faith and with due care, acted to their detriment and incurred damage in reasonable reliance on the apparent authority of Mr. Chao, Mr. Cao and Mr. Jiang to act on behalf of Avanex.

     31. On information and belief, at some point during the course of the discussions described above and after the April 11, 2000 oral agreement, Mr. Alessandrini, (who was then the President and CEO of Avanex), came to the belief that Mr. Chao and Mr. Cao should not have entered into the oral agreement and should not have made the subsequent oral confirmations of that agreement. Mr. Alessandrini did not intend for Avanex to perform the promises made on Avanex’s behalf by Mr. Chao, Mr. Cao and Mr. Jiang. Mr. Alessandrini therefore delayed and obstructed Avanex’s performance of the oral agreement.

     32. Despite Mr. Alessandrini’s intention that Avanex would not perform the promises made on its behalf by Mr. Chao, Mr. Cao and Mr. Jiang, neither Mr. Alessandrini nor anyone else at Avanex told Hon Hai or High Hopes that Avanex would not perform those promises. Despite Mr. Alessandrini’s intention that Avanex would not perform those promises, Mr. Chao and Mr. Cao, along with Mr. Kinard, Mr. Casebolt, and Mr. Jiang, continued to lead Mr. Gou, Ms. Hsu, Hon Hai and High Hopes to believe that Avanex would in fact honor the promises made by Mr. Chao, Mr. Cao and Mr. Jiang. Prior to the completion of High Hopes’ purchase of TJCMI, no one at Avanex communicated to Mr. Gou, Hon Hai or High Hopes Mr. Alessandrini’s intention that Avanex not perform the promises made by Mr. Chao, Mr. Cao and Mr. Jiang. As a result of High Hopes’ and Hon Hai’s reasonable reliance on the promises that had been made and that continued to be made

COMPLAINT FOR BREACH OF ORAL CONTRACT, BREACH OF THE COVENANT OF GOOD FAITH AND FAIR DEALING, BREACH OF IMPLIED CONTRACT, PROMISSORY ESTOPPEL, DECEIT BY FRAUD AND DECEIT BY NEGLIGENT MISREPRESENTATION

on Avanex’s behalf, and Avanex’s concealment of its intention not to perform those promises, High Hopes proceeded to complete the purchase of TJCMI in June 2000. Avanex knew that High Hopes was going to proceed with the purchase of TJCMI based on the promises that Avanex had made, and knew that Avanex did not intend to perform those promises.

     33. Prior to 2001, no one at Avanex told Hon Hai or High Hopes that it was Avanex’s view that the April 11, 2000 oral agreement to pay the U.S. $30 million and the following oral confirmations of that agreement were beyond the authority of Mr. Chao and Mr. Cao. Instead, Avanex knowingly allowed High Hopes to proceed to complete the acquisition of the shares of TJCMI in June 2000, without telling Hon Hai and High Hopes that Avanex’s view was that the U.S. $30 million commitment was beyond the authority of Mr. Chao and Mr. Cao to make.

     34. Avanex’s intentional concealment of its true intentions, done to benefit Avanex, resulted in harm to High Hopes and Hon Hai, and was done with malice, in that Avanex intended to cause High Hopes and Hon Hai to rely to their detriment on Avanex’s knowingly false statements with a conscious disregard for Hon Hai’s and High Hopes’ rights to rely on the contract. Avanex’s conduct was also oppressive, in that it subjected Hon Hai and High Hopes to hardships, including denial of US $30 million due under the contract, in conscious disregard of Hon Hai and High Hopes’ right to collect under the contract. Avanex’s conduct was also fraudulent, in that Avanex intentionally misrepresented its intent to be bound by the contract and falsely denied the existence of the contract, depriving Hon Hai and High Hopes of the right to the US $30 million promised to it by Avanex.

     35. Starting sometime in May 2000, and during some of the same time period as the discussion about the mechanism for Avanex paying the U.S. $30 million was taking place, Hon Hai and Avanex were also engaged in a separate discussion about the terms of a potential manufacturing and supply relationship between Hon Hai and Avanex, to be performed at Hon Hai’s Shenzhen manufacturing facility. The April 11, 2000 oral

COMPLAINT FOR BREACH OF ORAL CONTRACT, BREACH OF THE COVENANT OF GOOD FAITH AND FAIR DEALING, BREACH OF IMPLIED CONTRACT, PROMISSORY ESTOPPEL, DECEIT BY FRAUD AND DECEIT BY NEGLIGENT MISREPRESENTATION

agreement for the payment of U.S. $30 million by Avanex to High Hopes provided for the release of Avanex from Avanex’s exclusivity commitment to CMI. The April 11, 2000 oral agreement, however, did not relate to Avanex purchasing exclusively, or at all, from Hon Hai. The negotiation over a potential manufacturing and supply agreement between Hon Hai and Avanex commenced after the oral agreement for payment of the U.S. $30 million was entered into, and continued on a separate track from the discussion about the mechanism for Avanex to fulfill its oral agreement to pay U.S. $30 million to High Hopes in order to obtain Avanex’s release from the CMI exclusivity obligation.

     36. In November 2000, there were further discussions between Ms. Hsu of Hon Hai and High Hopes and, variously, Mr. Kinard, Mr. Jiang and Mr. Chao of Avanex regarding the mechanism for paying the U.S. $30 million. In none of these discussions did Avanex deny that it was obligated to pay the U.S. $30 million.

     37. In 2001, various further discussions took place among Ms. Hsu, Li-Fu Chen (counsel for Hon Hai) and Sam Chin (a Hon Hai Vice President), on the one hand, and Paul Engle (Avanex’s CEO and President) and Tom LaWer (Avanex’s General Counsel), on the other hand, regarding the mechanism for payment of the U.S. $30 million. In a meeting with Mr. Chin on or about April 6, 2001, Mr. Engle did not deny that Avanex had agreed to pay the U.S. $30 million, and instead discussed how to resolve that issue. At another meeting on or about May 1, 2001, Mr. LaWer told Mr. Chin and Mr. Chen that there were various possible alternative mechanisms for resolving the U.S. $30 million issue, conditioned on CMI’s express assignment of the May 1999 agreement between CMI and Avanex to High Hopes.

     38. In April 2001, Mr. Chao visited Taiwan and told Mr. Gou again that Avanex would pay the U.S. $30 million. Mr. Chao told Mr. Gou that such payment might be made in the form of options. Mr. Chao also suggested other ways to resolve the US $30 million issue.

     39. Prior to May 29, 2001, Avanex did not deny that Avanex had an obligation to pay the U.S. $30 million. At a meeting on or about May 29, 2001, Mr. LaWer of Avanex

COMPLAINT FOR BREACH OF ORAL CONTRACT, BREACH OF THE COVENANT OF GOOD FAITH AND FAIR DEALING, BREACH OF IMPLIED CONTRACT, PROMISSORY ESTOPPEL, DECEIT BY FRAUD AND DECEIT BY NEGLIGENT MISREPRESENTATION

told Mr. Chin and Mr. Chen of Hon Hai that the Avanex Board of Directors would not agree to make the U.S. $30 million payment, claiming that Mr. Chao and Mr. Cao had not been authorized to enter into the commitment to make that payment. Mr. LaWer acknowledged, however, that Hon Hai and High Hopes had given a benefit to Avanex through the purchase of TJCMI, and he proposed various possible alternative mechanisms to compensate Hon Hai and High Hopes regarding the U.S. $30 million issue.

     40. On July 5, 2001, Mr. Engle discussed the U.S. $30 million issue with Mr. Chin. Mr. Engle said he had instructed Mr. LaWer to prepare a proposal to compensate Hon Hai and High Hopes regarding the U.S. $30 million issue, involving, among other things, an outsourcing relationship, some equipment and inventory purchases, and the licensing and transfer of some technology.

     41. Avanex has not performed the April 11, 2000 oral agreement to pay U.S. $30 million to High Hopes. By acquiring TJCMI in order to be able to release Avanex from the exclusivity provisions of the earlier CMI/Avanex agreement, High Hopes has substantially performed its obligations under the agreement, and has reasonably relied to its detriment on the representations made to it by Avanex. To the extent there are acts remaining to be performed by High Hopes under the agreement, the performance of such acts is excused by Avanex’s substantial non-performance. High Hopes stands ready to perform any such remaining acts upon Avanex’s performance of its obligations.

FIRST CAUSE OF ACTION
(Breach of Oral Contract)

     42. Hon Hai and High Hopes incorporate by reference paragraphs 1 through 41 above as if fully set forth herein.

     43. Hon Hai and High Hopes and Avanex, by and through its agents, entered into an oral agreement pursuant to which Avanex promised to pay High Hopes U.S. $30 million if High Hopes agreed to purchase TJCMI. This agreement was entered into by High Hopes itself, and/or by Hon Hai for the benefit of either Hon Hai or High Hopes, with High Hopes as a third party beneficiary, or both.

COMPLAINT FOR BREACH OF ORAL CONTRACT, BREACH OF THE COVENANT OF GOOD FAITH AND FAIR DEALING, BREACH OF IMPLIED CONTRACT, PROMISSORY ESTOPPEL, DECEIT BY FRAUD AND DECEIT BY NEGLIGENT MISREPRESENTATION

     44. Hon Hai and High Hopes performed all conditions, covenants, and promises required by them to be performed in accordance with the terms and conditions of the agreement. To the extent there are acts remaining to be performed by High Hopes under the agreement, the performance of such acts is excused by Avanex’s substantial non-performance. High Hopes stands ready to perform any such remaining acts upon Avanex’s performance of its obligations.

     45. Avanex breached the agreement by, among other things, refusing to pay High Hopes the U.S. $30 million, as required by the parties’ agreement.

     46. As a direct and proximate result of Avanex’s breach of the contract, Hon Hai and High Hopes have been damaged in an amount in excess of U.S. $41.5 million, with interest on that amount, incurred as a result of High Hopes’ purchase of TJCMI.

     47. Hon Hai and High Hopes have demanded that Avanex satisfy its obligations under the agreement, but Avanex has refused to do so. Hon Hai and High Hopes will seek to amend this Complaint when the full amount of damages has been ascertained.

SECOND CAUSE OF ACTION
(Breach of the Covenant of Good Faith and Fair Dealing)

     48. Hon Hai and High Hopes incorporate by reference paragraphs 1 through 41 above as if fully set forth herein.

     49. The covenant of good faith is implied as a supplement to the express agreements between Avanex and Hon Hai and High Hopes, and is implied in order to prevent one contracting party from engaging in conduct that frustrates the other party’s rights to the benefits of the agreement.

     50. Avanex’s actions, including leading Hon Hai and High Hopes to believe that Avanex intended to fulfill its obligations under the contract even though Avanex did not intend to do so, inducing High Hopes to relieve Avanex of its exclusivity commitment to CMI and TJCMI, refusing to pay Hon Hai the U.S. $30 million it contracted to pay, and denying the existence of an agreement, individually and collectively breached the covenant of good faith and fair dealing.

COMPLAINT FOR BREACH OF ORAL CONTRACT, BREACH OF THE COVENANT OF GOOD FAITH AND FAIR DEALING, BREACH OF IMPLIED CONTRACT, PROMISSORY ESTOPPEL, DECEIT BY FRAUD AND DECEIT BY NEGLIGENT MISREPRESENTATION

     51. Avanex’s breaches of the covenant of good faith and fair dealing harmed Hon Hai and High Hopes by wrongfully denying Plaintiffs the right to enjoy the benefits of the contract, including the right to the U.S. $30 million promised by Avanex to High Hopes in exchange for High Hopes’ purchase of TJCMI and the right to rely on a contract lawfully reached.

THIRD CAUSE OF ACTION
(Breach of Implied Contract)

     52. Hon Hai and High Hopes incorporate by reference paragraphs 1 through 41 above as if fully set forth herein.

     53. Based on Avanex’s conduct, Avanex manifested its intent to be bound to a contract with Hon Hai and High Hopes whereby Avanex promised to pay High Hopes U.S. $30 million if High Hopes agreed to purchase TJCMI. This agreement was entered into by High Hopes itself, and/or by Hon Hai for the benefit of either Hon Hai or High Hopes, with High Hopes as a third party beneficiary, or both.

     54. Hon Hai and High Hopes performed all conditions, covenants, and promises required by them to be performed in accordance with the terms and conditions of the contract. To the extent there are acts remaining to be performed by High Hopes under the agreement, the performance of such acts is excused by Avanex’s substantial non-performance. High Hopes stands ready to perform any such remaining acts upon Avanex’s performance of its obligations.

     55. Avanex breached the implied contract by, among other things, refusing to pay High Hopes the U.S. $30 million, as required by the parties’ agreement.

     56. As a direct and proximate result of Avanex’s breach of the contract, Hon Hai and High Hopes have been damaged in an amount in excess of U.S. $41.5 million, with interest on that amount, incurred as a result of High Hopes’ purchase of TJCMI.

     57. Hon Hai and High Hopes have demanded that Avanex satisfy its obligations under the contract, but Avanex has refused to do so. Hon Hai and High Hopes will seek to amend this Complaint when the full amount of damages has been ascertained.

COMPLAINT FOR BREACH OF ORAL CONTRACT, BREACH OF THE COVENANT OF GOOD FAITH AND FAIR DEALING, BREACH OF IMPLIED CONTRACT, PROMISSORY ESTOPPEL, DECEIT BY FRAUD AND DECEIT BY NEGLIGENT MISREPRESENTATION

FOURTH CAUSE OF ACTION
(Promissory Estoppel)

     58. Hon Hai and High Hopes incorporate by reference paragraphs 1 through 41 above as if fully set forth herein.

     59. Avanex, by and through its agents, made promises to Hon Hai and High Hopes, as herein alleged, including the promise to pay High Hopes U.S. $30 million if High Hopes would purchase TJCMI.

     60. In so promising to Hon Hai and High Hopes, Avanex knew that Hon Hai and High Hopes would be reasonably induced to rely on those promises by, among other things, purchasing TJCMI.

     61. Hon Hai and High Hopes reasonably relied on Avanex’s promises, and were thereby induced, among other things, to purchase TJCMI.

     62. As a direct and proximate result of Avanex’s failure to fulfill its promise, Hon Hai and High Hopes have been damaged in an amount in excess of U.S. $41.5 million, with interest on that amount, incurred as a result of High Hopes’ purchase of TJCMI.

     63. Hon Hai and High Hopes have no adequate remedy at law for the injury incurred, and injustice can be avoided only by enforcement of the parties’ agreement.

FIFTH CAUSE OF ACTION
(Deceit by Fraud)

     64. Hon Hai and High Hopes incorporate by reference paragraphs 1 through 41 above as if fully set forth herein.

     65. Avanex made false statements, including statements made after the contract’s April 11, 2000 formation as described above, that Avanex would pay High Hopes U.S. $30 million.

     66. In the discussions described above after the April 11, 2000 oral agreement, Avanex suppressed material facts known only to it, including Avanex’s view that Mr. Chao and Mr. Cao exceeded their authority when they entered into the contract with High Hopes and Hon Hai.

COMPLAINT FOR BREACH OF ORAL CONTRACT, BREACH OF THE COVENANT OF GOOD FAITH AND FAIR DEALING, BREACH OF IMPLIED CONTRACT, PROMISSORY ESTOPPEL, DECEIT BY FRAUD AND DECEIT BY NEGLIGENT MISREPRESENTATION

     67. In the discussions described above after the April 11, 2000 oral agreement, Avanex promised to pay High Hopes U.S. $30 million if High Hopes purchased TJCMI, without any intention of paying the U.S. $30 million.

     68. Avanex made those false statements with an intent to deceive Hon Hai and High Hopes.

     69. Hon Hai and High Hopes relied on Avanex’s false statements by, among other things, purchasing TJCMI.

     70. Hon Hai and High Hopes’ reliance on Avanex’s false statements was reasonable, in that Hon Hai and High Hopes could reasonably expect officers and directors in the positions held by Mr. Cao and Mr. Chao to have the authority to bind Avanex to a contract, and that Hon Hai and High Hopes could reasonably expect Mr. Cao and Mr. Chao to tell the truth about their authority to bind Avanex.

     71. Hon Hai and High Hopes suffered damages as a result of its reliance on Avanex’s false statements, including the approximately U.S. $41.5 million High Hopes paid for the purchase of TJCMI.

SIXTH CAUSE OF ACTION
(Deceit by Negligent Misrepresentation)

     72. Hon Hai and High Hopes incorporate by reference paragraphs 1 through 41 above as if fully set forth herein.

     73. Avanex made statements known to be false or made without a reasonable belief that of their truth, including statements that Avanex would compensate High Hopes if High Hopes purchased TJCMI and statements and representations that Mr. Cao and Mr. Chao had authority to bind Avanex to a contract.

     74. Hon Hai and High Hopes relied on those false statements by, among other things, purchasing TJCMI, which they would not have done but for Avanex’s deceitful statements.

     75. Avanex made those false statements with an intent to deceive Hon Hai and High Hopes.

COMPLAINT FOR BREACH OF ORAL CONTRACT, BREACH OF THE COVENANT OF GOOD FAITH AND FAIR DEALING, BREACH OF IMPLIED CONTRACT, PROMISSORY ESTOPPEL, DECEIT BY FRAUD AND DECEIT BY NEGLIGENT MISREPRESENTATION

     76. Hon Hai and High Hopes’ reliance on Amex’s false statements was reasonable, in that Hon Hai and High Hopes could reasonably expect officers and directors in the positions held by Mr. Cao and Mr. Chao to have the authority to bind Avanex to a contract, and that Hon Hai and High Hopes could reasonably expect Mr. Cao and Mr. Chao to tell the truth about their authority to bind Avanex.

     77. Hon Hai and High Hopes suffered damages as a result of their reliance on Avanex’s false statements, including the approximately U.S. $41.5 million High Hopes paid for the purchase of TJCMI.

PRAYER FOR RELIEF

     WHEREFORE, Hon Hai and High Hopes pray for judgment against Avanex and Defendants, jointly and severally, as follows:

     1. For compensatory damages in an amount to be proved at trial, in an amount of no less than $41.5 million, with interest thereon;

     2. For exemplary damages;

     3. For costs of the suit herein and any attorneys’ fees or costs recoverable by law; and

     4. For such other and further relief as the Court may deem just and proper.

   DATED: May 31, 2002

Respectfully submitted, HELLER EHRMAN WHITE & McAULIFFE LLP

By	/s/ STANLEY YOUNG/JSB

STANLEY YOUNG Attorneys for Plaintiffs HON HAI PRECISION INDUSTRY CO., LTD. and HIGH HOPES ENTERPRISES LIMITED

COMPLAINT FOR BREACH OF ORAL CONTRACT, BREACH OF THE COVENANT OF GOOD FAITH AND FAIR DEALING, BREACH OF IMPLIED CONTRACT, PROMISSORY ESTOPPEL, DECEIT BY FRAUD AND DECEIT BY NEGLIGENT MISREPRESENTATION